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                            August 5, 2021

       Eyal Shamir
       Chief Executive Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

                                                        Re: IceCure Medical
Ltd.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 23,
2021
                                                            CIK 0001584371

       Dear Mr. Shamir:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 23, 2021

       Cover page

   1. We note your response to comment 2. Please disclose on the cover page your status as a controlled company
under Nasdaq listing rules.
 Eyal Shamir
FirstName  LastNameEyal Shamir
IceCure Medical Ltd.
Comapany
August     NameIceCure Medical Ltd.
       5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Oded Har-Even, Esq.